SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 6)1

Concurrent Computer Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

206710402
(CUSIP Number)

Julian Singer, 2200 Fletcher Avenue, Suite 501, Fort Lee, NJ 07024, Tel: (201) 592-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 4 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	206710402	13D/A6	Page 2 of 4

1	NAME OF REPORTING PERSON
Julian Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
894,536
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
894,536
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
894,536
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4%
14	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A6

This constitutes Amendment No. 6 (the “Amendment No. 6”) to the statement on Schedule 13D filed on behalf of Julian Singer (“Mr. Singer” or the “Reporting Person”), dated and filed February 16, 2016 (as amended, the “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of Concurrent Computer Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 4375 River Green Parkway, Suite 100, Duluth, Georgia 30096. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended to add the following:

The Reporting Person has engaged, and plans to continue to engage, in discussions with management and the Board of the Issuer regarding Board representation and the composition of the Issuer’s Board generally. The Reporting has also engaged, and plans to continue to engage, in discussions with stockholders of the Issuer and others about the Issuer regarding Board representation and the composition of the Board, including with respect to the lengthy tenure of certain members of the Board and the Reporting Person’s belief that the composition of the Board should be changed. While the Reporting Person remains interested in avoiding a drawn-out proxy contest, in the event the Issuer and the Board do not agree to replace certain long-tenured members of the Board, the Reporting Person intends to nominate three individuals for election as directors at the Issuer’s 2016 annual meeting of stockholders.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2016

/s/ Julian Singer
Julian Singer